Filed By TTM Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TTM Technologies, Inc.
Commission File No. 000-31285
[MEADVILLE HOLDINGS LIMITED CORRESPONDENCE TO EMPLOYEES — NOVEMBER 16, 2009]
November 16, 2009
Dear Colleagues,
Subject: Business Combination Between Meadville’s PCB Business and TTM Technologies, Inc.
I am delighted to inform you of an important new development that will set the stage for new growth and exciting opportunities for Meadville. We have just announced that subject to the closing of the transaction, our PCB business will be combining with TTM Technologies, Inc., North America’s largest PCB manufacturer by revenue and a listed company on NASDAQ. The top management of Meadville will remain closely involved with the newly combined business, especially the Asia operations. With this business combination (expected to complete in the first quarter of 2010), the Tang family will become a substantial shareholder of TTM.
I and the management team are confident that this development will provide significant growth opportunities and synergies from business integration with TTM. TTM is North America’s largest PCB manufacturer and a leading supplier of PCB and backplane assemblies and specializes in the high-end commercial and aerospace / defense markets, including networking and communications infrastructure, computing, industrial and medical markets. Its customers include original equipment manufacturers and international electronic manufacturing services companies. Currently, TTM has eight manufacturing operations, seven of which are in the U.S. and one in the PRC.
The combination of TTM and Meadville’s businesses will create one of the world’s leading PCB business, with strong PCB production and R&D capabilities in both North America and the Asia Pacific region. We will be able to offer an integrated global sales and production solution in PCBs, flex and rigid-flex and backplane assembly products as well as providing small volume quick-turn production. With our “global presence, local knowledge” strategy and combined revenue (2008 pro-forma: approximately US$1.35 billion) we can fully leverage our technology specialization and cross selling synergies to further enhance our offerings to existing customers while exploring opportunities with potential new ones.
Over the past 24 years, we have worked hard to become one of the leading players in the high-end PCB market here in the Asia Pacific region. Thanks to all your dedication and expertise. Through which we have been able to build good reputation and excellent track records with our customers. The current management team will remain in place and continue to work closely with you, and we will continue to develop our existing relationships with our customers and business partners as before.
I strongly believe that our enhanced competitiveness and strengthened global presence will enable us to capture more opportunities and create stronger partnerships which can satisfy the needs of our employees, customers and shareholders. The enlarged platform will also provide prospects for career growth and development for all of you, whether in Mainland China, Hong Kong or the U.S.
At the same time, Meadville’s laminate business will be sold to another company owned by the Tang family. Upon completion of the two transactions which are conditional on each other, Meadville proposes to delist from the Hong Kong Stock Exchange.
We earnestly look forward to our integration with TTM and hope we can all work hand-in-hand to welcome this new stage of our company’s development. If you have any further questions, please feel free to let me know.
Yours sincerely,
Tang Chung Yen, Tom
Executive Chairman and Group Managing Director

Forward-Looking Statements
This communication contains forward-looking statements that relate to future events or performance. These statements reflect the company’s current expectations, and the company does not undertake to update or revise these forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied in this or other company statements will not be realized. Furthermore, readers are cautioned that these statements involve risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the forward-looking statements. These risks and uncertainties include, but are not limited to, risks associated with obtaining regulatory approvals in the U.S. and China, the company’s dependence upon the electronics industry, the risks associated with integrating acquisitions, the company’s dependence upon a small number of customers, general economic conditions and specific conditions in the markets the company addresses, the unpredictability of and potential fluctuation in future revenues and operating results, increased competition from low-cost foreign manufacturers, and other “Risk Factors” set forth from time to time in SEC filings made by TTM Technologies, Inc. (“TTM”).
Important Information Relating to the Proposed Transaction
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Meadville Holdings Limited (“Meadville”) or TTM or a solicitation of any vote or approval. In connection with the proposed transactions described in this document, TTM will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov, and Meadville will publish certain relevant materials on the websites of the Securities and Futures Commission at www.sfc.hk and The Stock Exchange of Hong Kong at www.hkex.com.hk. TTM will file a Registration Statement on Form S-4 with the SEC that includes a proxy statement for the shareholders of TTM and a U.S. prospectus for Meadville and the shareholders of Meadville. TTM will mail the proxy statement/U.S. prospectus to its shareholders, and the U.S. prospectus to shareholders of Meadville or Meadville will include the U.S. prospectus in the circular to its shareholders. Before making any voting or investment decision, TTM’s and Meadville’s shareholders and investors are urged to read the circular and proxy statement/U.S. prospectus regarding such transactions when they become available because they will contain important information. The proxy statement/U.S. prospectus and other documents that will be filed by TTM with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, Attention: Investor Relations.
Participants in Solicitation
TTM, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions described in this document. Information about the directors and executive officers of TTM is set out in TTM’s definitive proxy statement, which was filed with the SEC on March 26, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/U.S. prospectus which TTM will file with the SEC when it becomes available.